Filed by Midland States Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-12

under the Securities Exchange Act of 1934

Subject Company: Centrue Financial Corporation

Commission File Number: 001-37574

Midland States Bancorp Acquisition of Centrue Financial Corporation

2 Forward-Looking Statements. This presentation may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals, and may be based upon beliefs, expectations and assumptions of Midland’s and Centrue’s management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. All statements in this presentation speak only as of the date they are made, and neither Midland nor Centrue undertakes any obligation to update any statement. A number of factors, many of which are beyond the ability of Midland and Centrue to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others: (i) the possibility that any of the anticipated benefits of the proposed transaction between Midland and Centrue will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Centrue with those of Midland will be materially delayed or will be more costly or difficult than expected; (iii) the failure of the proposed transaction to close for any other reason; (iv) the effect of the announcement of the transaction on customer relationships and operating results; and (v) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Midland and Centrue and their respective businesses, including additional factors that could materially affect Midland’s and Centrue’s financial results, are included in Midland’s and Centrue’s filings with the Securities and Exchange Commission. Miscellaneous. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Market data used in this presentation has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Midland has not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this presentation.

Transaction Highlights Scalable $1 Billion Franchise that Strengthens Existing Footprint Centrue is a 140+ year old $1 billion bank with deep ties to the communities it serves offering robust commercial, retail and mortgage banking services Midland further solidifies its position in its north/central Illinois and St. Louis markets and the combined entity would rank #1 and #2 by deposit market share in the Kankakee and Ottawa-Peru, IL MSAs, respectively Transaction creates the 6th largest Illinois-based bank by total assets(1) Centrue has a high quality, low-cost core deposit franchise with a weighted average cost of 0.18% for the LTM(2) Strong Transaction Economics Financially attractive transaction utilizing no revenue enhancements ~8-9% EPS accretion in 2018, first full year pro forma TBV per share dilution < 1.5% at transaction close TBV per share earnback of ~2 years using the crossover method 16%+ IRR Capital ratios remain strong on a pro forma basis Deal Execution Midland is deeply familiar with Centrue’s operating markets and shares considerable overlap with Centrue’s branch network (7 branches within 1.5 miles)(2) As a result of the overlap, in addition to other operating efficiencies, Midland anticipates achieving 40% cost savings on a fully phased-in basis Complementary corporate cultures and passionate focus on customer service This is Midland’s 11th announced acquisition since 2008 Notes: Excludes Discover Financial Services and merger targets. Per SNL Financial and Centrue Financial Corporation’s Earnings Presentation. 3

Centrue Financial Corporation Overview

Overview

- **Established in 1874, Centrue is a regional, full-service community bank**
  - Headquartered in Ottawa, Illinois
  - Offers commercial, retail and mortgage banking services
- **Branch network with solid market share in its core markets and foothold in two large markets**
  - Top 5 deposit market share in core markets (Kankakee and LaSalle Counties)
  - Strong fit with Midland States' market strategy
  - 20 bank branches (7 within 1.5 miles of MSBI branches[1])
- **Stable, low-cost deposit franchise**
  - LTM 18 bps cost of total deposits[1]
  - Weighted average life of core deposits of 7.3 years[1]
  - Core deposits account for 73% of total deposits[1],[2]
- **Healthy and growing loan portfolio**
  - 3 year compound annual growth rate of 10.1%[1]
  - NPAs/Assets of 0.68% and NPLs/Loans of 0.24%[1]

Branch Map[3]



Aurora
Cicero
Amboy
Naperville
Oak Lawn
Orland Park
Hammond
Gary
Joliet
Mendota
Walnut
Shorewood
Hobart
Crown Point
Morris
Manteno
Lowell
Granville
Braidwood
Lacon
Toluca
Odell
Dwight
Clifton
Chillicothe
Beaver City

Financial Highlights[1],[4]

Balance Sheet ($M)		Capital	
Assets	$977.8	TCE / TA	12.72%
Net Loans	$676.9	Tier 1 Common Ratio	13.77%
Deposits	$740.0	Total Capital Ratio	14.95%
Profitability		**Asset Quality**	
NIM	3.43%	NPAs/Assets	0.68%
ROAE	5.09%	LLR/Loans	1.30%
ROAA	0.64%	LLR/NPLs	545.6%
Efficiency Ratio	78.3%	NCOs/Avg. Loans	0.02%

Notes:
(1) Per SNL Financial and Centrue Financial Corporation's Earnings Presentation. Financials as of 12/31/2016.
(2) Core deposits defined as checking, savings, NOW and money market deposits.
(3) Centrue has one branch location in the St. Louis MSA which is not pictured.
(4) Financial data as of 12/31/16 and profitability is LTM as of 12/31/16

4

Centrue Financial Corporation’s Recent Improvements Over the last several years, Centrue has committed significant resources to repositioning itself Notes: Per SNL Financial and Centrue Financial Corporation’s Earnings Presentation. Core deposits defined as checking, savings, NOW and money market deposits. 5 Strengthened Balance Sheet Improved Regulatory Position Protected Deferred Tax Asset Improved Core Earnings Power Centrue was recapitalized via a private placement of common stock on 3/31/2015 NPLs / Loans have declined from 5.08% at 12/31/13 to 0.24% at 4Q’16(1) Improvement in balance sheet positioning occurred while simultaneously growing loans and maintaining an attractive core deposit profile 23.9% loan growth since 12/31/14(1) 9.5% core deposit growth since 12/31/14(2) Termination of Joint Regulatory Agreement Centrue is “well capitalized” compared to all regulatory capital thresholds Centrue reversed the valuation allowance on its $38.2M deferred tax asset in 4Q’15 This transaction preserves 100% of the deferred tax asset (net balance of $35.4M at 9/30/2016) which will help to offset future taxable income Centrue’s core earnings power started to improve in 2016 Considering the overlap of the two franchises and Midland’s intention to streamline the operating position of Centrue, there is opportunity for substantial operating synergies for the combined company on a go-forward basis

Pro Forma Franchise

Overview

- **52 branches throughout Illinois, as well as 13 branches in Missouri and 1 in Colorado**
- **Transaction creates the 6th largest Illinois-based bank by total assets[1]**
- **$4.2 billion in assets[2]**
- **$3.0 billion in gross loans[2]**
- **$3.1 billion in deposits[2]**

Pro Forma Deposit Market Share[3]

Illinois (Excluding Chicago MSA)				
Rank	Institution	# of Branches	Total Deposits ($000)	Market Share (%)
1	First Busey Corp. (IL)	33	2,966,082	3.46
2	PNC Financial Services Group (PA)	46	2,875,029	3.35
3	Hometown Community Bncp Inc. (IL)	37	2,823,045	3.29
4	JPMorgan Chase & Co. (NY)	20	2,458,255	2.87
5	U.S. Bancorp (MN)	70	2,325,929	2.71
6	Regions Financial Corp. (AL)	56	2,268,487	2.65
7	First Mid-Illinois Bancshares (IL)	52	2,248,941	2.62
8	United Community Bancorp Inc. (IL)	47	2,044,099	2.38
9	**Pro Forma**	**43**	**1,880,360**	**2.19**
9	Heartland Bancorp Inc. (IL)	42	1,562,575	1.82
10	Banc Ed Corp. (IL)	19	1,527,912	1.78
11	**Midland States Bancorp Inc. (IL)**	**29**	**1,338,854**	**1.56**
35	**Centrue Financial Corporation (IL)**	**14**	**541,506**	**0.63**
	Total For Institutions In Market	**1,956**	**85,748,805**	**100.00**

Branch Map


Freeport
Rockford
Waukegan
Cedar Rapids
Elgin
De Kalb
Chicago
Clinton
Dixon
Aurora
Naperville
Gary
Davenport
Moline
Joliet
Muscatine
Ottawa
Kankakee
Pontiac
Burlington
Peoria
Fowler
Keokuk
Macomb
Pekin
Bloomington
Lincoln
Urbana
Danville
Rushville
Quincy
Crawfo
Springfield
Jacksonville
Paris
Charleston
Terre Ha
ILLINOIS
Effingham
Robinson
O'Fallon
St Peters
Edwardsville
Olney
St Louis
Salem
Oakville
Nashville
Mount Ve
MSBI (46)
CFCB (20)

Notes:
(1) Excludes Discover Financial Services and merger targets.
(2) MSBI and CFCB as of 12/31/2016.
(3) Per 2016 FDIC Summary of Deposits. Note: branch count does not account for pending branch closures. Branch map does not depict Midland's Colorado location.

6

Centrue Financial Loan Portfolio Diversified, Low Risk Loan Portfolio Notes: Source: Centrue filings. Note: Midland States Bancorp, Inc.’s and Centrue Financial Corp.’s financials based on BHC-GAAP data as of 12/31/2016. Centrue Loan Growth Well diversified loan portfolio: Commercial loans represent more than 11% of loans More than 20% growth in total loans since 1Q’15 Non-performing loans as of 12/31/16 represented 0.24% of total loans, down significantly from 5.08% at 12/31/13 The majority of commercial real estate loans are comprised of owner-occupied CRE 7 Midland States Centrue Pro Forma 19.7% 41.8% 7.6% 10.9% 11.6% 8.3% Commercial Commercial Real Estate Construction & Land Residential Real Estate Consumer Lease Financing 11.7% 63.1% 8.0% 16.7% 0.5% 0.0% Commercial Commercial Real Estate Construction & Land Residential Real Estate Consumer Lease Financing 17.9% 46.7% 7.7% 12.3% 9.1% 6.4% Commercial Commercial Real Estate Construction & Land Residential Real Estate Consumer Lease Financing $569.7 $587.0 $612.1 $645.8 $661.1 $657.9 $666.8 $685.8 $400.0 $450.0 $500.0 $550.0 $600.0 $650.0 $700.0 Loans ($M)

Centrue Financial Deposit Overview Attractive Core Deposit Base Notes: Source: Centrue filings. Per 12/31/2016 earnings presentation. Per FDIC Summary of Deposits. Note: Midland States Bancorp, Inc.’s and Centrue Financial Corp.’s financials based on BHC-GAAP data as of 12/31/2016. LTM Cost of Deposits 140+ year presence in its core markets has provided Centrue with an attractive, stable core deposit base 18 bps LTM cost of total deposits(1) 7.3 years weighted average life(1) Non-time deposits of 73%(1) The combined entity would rank #1 and #2 by deposit market share in the Kankakee and Ottawa-Peru, IL MSAs, respectively(2) 8 Midland States Centrue Pro Forma 23.4% 27.3% 16.6% 6.9% 16.6% 9.1% Noninterest-bearing Deposits NOW Accounts Money Market Accounts Savings Accounts Time Deposits Brokered Deposits 12.4% 5.8% 38.3% 16.3% 12.6% 14.6% Noninterest-bearing Deposits NOW Accounts Money Market Accounts Savings Accounts Time Deposits Brokered Deposits 20.8% 22.2% 21.7% 9.1% 15.7% 10.4% Noninterest-bearing Deposits NOW Accounts Money Market Accounts Savings Accounts Time Deposits Brokered Deposits 0.38% 0.18% 0.33% 0.00% 0.10% 0.20% 0.30% 0.40% MSBI CFCB Pro Forma

Summary of Deal Terms Aggregate Deal Value $175.1 million or $26.75 per share (total deal value includes cash consideration for outstanding equity awards) Midland will also assume Centrue’s outstanding preferred stock Consideration Mix 65% Stock, 35% cash Consideration Structure Centrue shareholders may elect to receive 0.7604 MSBI Shares or $26.75 in cash for each outstanding Centrue share, or a combination thereof (subject to proration based on achieving the aforementioned consideration mix) Termination Fee $7.5 million termination fee payable by Centrue if deal terminated under certain circumstances $2.5 million termination fee payable by Centrue or Midland if deal terminated due to such party’s material breach of its representations, warranties or covenants Pricing Ratios Price / Tangible Book Value: 140.9% Price / 2018 Earnings + Cost Savings: 11.7x Core Deposit Premium: 7.6% Required Approvals Customary regulatory and shareholder approval for both Midland States and Centrue Financial Minimum Equity If Centrue has total stockholders’ equity less than $125.9 million(1) at closing the aggregate purchase price will be adjusted pro rata Anticipated Closing Mid-2017 Notes: Refer to the definitive merger agreement for additional details related to possible adjustments. 9

Key Transaction Assumptions Cost Saves & One Time Charges 40% of Centrue’s non-interest expense base (fully realized in 2018 and beyond) $18.2 million of one time deal charges, or 10.4% of total deal value Fair Market Value Adjustments & Purchase Accounting 1.5% gross credit mark on outstanding loan balances $775 thousand write-down on OREO $600 thousand write-down on investment portfolio 15.0% trust preferred securities mark, amortized over the remaining life using the straight line method No impairment to Centrue’s deferred tax asset is expected using current 382 limitation rules (including benefit of net unrealized built in gains) Core Deposit Intangibles Core deposit intangible created equal to 1.5% of Centrue’s non-time deposits, amortized over ten years using the sum of years digits method Revenue Enhancements None assumed Pro Forma Capital Ratios 8.0% TCE/TA 8.9% Leverage Ratio 8.7% Tier 1 Common Ratio 10.4% Tier 1 Capital Ratio 12.4% Total Risk Based Capital Ratio 10

Transaction Background Experienced Acquirer Midland States is an experienced and disciplined buyer Including Centrue, Midland States has announced and/or completed 11 acquisitions, including: Whole bank acquisitions FDIC-assisted acquisitions Out of market acquisitions Non-bank acquisitions Track record of successful post-closing integration of systems and businesses Extensive Due Diligence Process Extensive due diligence led by Midland States M&A and Credit teams Extensive credit due diligence, including review of: 71% of outstanding loan balances 96% of hotel loans 91% of convenience store related loans 84% of multifamily loans 100% of OREO balances Analysis and review of deferred tax asset and the ability to utilize 100% of the asset to offset future taxable income Analysis and review included the impact of, and potential changes to, current tax law Granular review of cost structure and transaction charges Thorough review of all regulatory, legal, operational, and compliance risks 11

Appendix

Successful Acquisition History

- Including Centrue, Midland States has announced 11 transactions since 2008, including FDIC-assisted, branch, whole bank, asset purchase, business line, and a New York trust asset acquisition
- Track record of successful post-closing integration of systems and businesses
- Demonstrated history of earnings expansion
- Deliberate diversification of geographies and revenue channels

	2008	2009		2010		2012	2013		2014	2016	2017
	People's Natl. Bank	Waterloo Bancshares	Strategic Capital Bank	AMCORE BANK, N.A.	Westbridge Bank & Trust	EnablePay Direct, Inc.	Settlement Trust Group	Grant Park Bancshares	Love Savings / Heartland Bank	Sterling Bancorp	Centrue Financial Corp.
Acquisition Type	Branch	Whole Bank	FDIC-Assisted	Branch	FDIC-Assisted	Asset Purchase	Trust Admin.	Whole Bank	Whole Bank	Trust Admin.	Whole Bank
Assets Acquired ($M)	$29.6	$116.1	$540.4	$449.5	$84.7	-	-	$108.7	$889.0	-	$977.8
City, State	Mt. Vernon, IL	Waterloo, IL	Champaign, IL	Rockford, IL	Chesterfield, IL	Albertson, NY	Milwaukee, WI	Grant Park, IL	St. Louis, MO	Yonkers, NY	Ottawa, IL
			Financially Transformative	Operationally Transformative					Revenue Diversification		Solidifies Market Presence

13

Centrue Financial Highlights Notes: Source: Centrue Financial Corporation’s Earnings Presentation. Includes loans held for sale. In Q4’15, Centrue reversed $38.2 million DTA valuation allowance. 14 YTD Ended December 31 2016 2015 2016 Q1 Q2 Q3 Q4 Balance Sheet ($000) Total Assets 961,218 $ 977,779 $ 969,017 $ 952,657 $ 1,000,083 $ 977,779 $ Total Loans (1) 645,806 685,775 661,082 657,941 666,795 685,775 Total Deposits 718,504 740,046 729,269 716,424 760,951 740,046 Profitability (%) (2) Net Income ($000) 42,602 6,316 918 2,128 1,055 2,215 ROAA 4.79 0.64 0.38 0.88 0.42 0.89 ROAE 60.29 5.09 3.03 6.96 3.35 6.97 Net Interest Margin 3.40 3.43 3.48 3.49 3.38 3.38 Efficiency Ratio 84.53 78.27 79.96 80.57 77.43 75.29 Capital Ratios (%) Risk-Based Capital Ratio 15.64 14.95 15.63 16.46 16.16 14.95 Leverage Ratio 12.10 11.49 11.72 12.17 12.22 11.49 Texas Ratio 11.40 5.01 10.13 7.10 5.95 5.01 Asset Quality (%) NPA's / Assets 1.50 0.68 1.34 0.98 0.79 0.68 NPL's / Loans 0.93 0.24 0.85 0.38 0.35 0.24 Delinquency Ratio 1.37 0.48 1.04 0.37 0.38 0.48 NCO's / Avg. Loans (0.04) 0.00 (0.01) 0.01 (0.01) 0.02 Allowance / Gross Loans 1.33 1.30 1.36 1.36 1.35 1.30 Allowance / NPL's 143.02 545.59 158.97 353.33 388.50 545.59